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Form of Proxy - Annual and Special Meeting to be held on May 31, 2006

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1.

Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.

If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.	This proxy should be signed in the exact manner as the name appears on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.

The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.

The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.	This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.

8.	This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 2:00 pm, Pacific Time, on May 29, 2006.

Appointment of Proxyholder
The undersigned "Registered Shareholder" of NovaGold Resources Inc. (the		Print the name of the person you are
"Company") hereby appoints: Rick Van Nieuwenhuyse, CEO, or failing this		appointing if this person is someone
person, Robert J. MacDonald, CFO,	OR	other than the Management
Nominees listed herein.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting of NovaGold Resources Inc. to be held at the Metropolitan Hotel, 645 Howe Street, Vancouver, British Columbia on May 31, 2006 at 2:00 PM (Pacific Time) and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY	HIGHLIGHTED TEXT	OVER THE BOXES.

1. Election of Directors											15+6+8
	For	Withhold		For	Withhold		For	Withhold		For	Withhold

01. George Brack			02. Michael H. Halvorson			03. Gerald J. McConnell			04. Cole McFarland

07. Rick Van Nieuwenhuyse
05. Clynton Nauman			06. James Philip

										For	Withhold
2. Appointment of Auditors
To appoint PricewaterhouseCoopers LLP, Chartered Accountants, as Auditors of the Company and authorize the Directors to fix their remuneration

3. Shareholder Rights Plan										For	Against
To approve the Shareholder Rights Plan Agreement.

Authorized Signature(s) - This section must be completed	Signature(s)	Date
for your instructions to be executed.
I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are
indicated above, this Proxy will be voted as recommended by Management.		MM / DD / YY

Interim Financial Statements	Annual Report
Mark this box if you would like to receive interim financial statements and accompanying Management’s Discussion and Analysis by mail.	Mark this box if you would NOT like to receive the Annual Report and accompanying Management’s Discussion and Analysis by mail.

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

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